CARTER LEDYARD & MILBURN LLP
Counselors at Law

Victoria A. Rudtke
Legal Assistant

Direct Dial: 212-238-8693
E-mail: rudtke@clm.com

2 Wall Street
New York, NY 10005-2072

Tel (212) 732-3200
Fax (212) 732-3232

1401 Eye Street, N.W.
Washington, DC 20005
(202) 898-1515

570 Lexington Avenue
New York, NY 10022
(212) 371-2720

August 2, 2006



06015779

VIA FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, D.C. 20549

Re: Diamyd Medical AB
File No. 82-34956
Document Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed bound copy of the interim report for the periods ended May 31, 2006 of Diamyd Medical AB dated July 28, 2006.

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Victoria A. Rudtke

VAR:var
Enclosure

cc: Erika Hillborg

6097982.1

File No. 82-34956
Furnished pursuant to Rule 12g3-2(b)



Press Release

Stockholm, July 28, 2006

QUARTERLY REPORT MARCH – MAY 2006

(SWEDEN OMXS: DIAM B; USA ADR: DMYDY)

- **Net Sales during the nine month period: 675 kSEK (493 kSEK)**
- **Loss for the nine month period: -22.7 M SEK (-25.3 M SEK)**
- **Loss per share for the nine month period: –2.7 SEK (-3.0 SEK)**
- **Liquid assets: 69.8 M SEK (124.6 M SEK) as of May 31st 2006**
- **Preliminary results from the Phase II clinical trial with 70 Type 1-diabetes patients will be publicly announced on August 25th**

COMMENTS FROM THE CEO

Preliminary results from our phase II clinical trial in 70 Type 1-diabetes patients are scheduled to be publicly reported on August 25, 2006. The study is a double blind placebo controlled clinical trial.

During the reporting period, the Company has also focused on activities that increase its presence in the United States. These activities included presentations to U.S. investors and firms and development of the gene therapy based projects at Diamyd Inc., in Pittsburgh, PA. In addition, the Company has started to prepare for clinical trials with its Diamyd™ therapeutic in the United States, including planning and negotiations with U.S.– based Contract Research Organizations and clinical centers. The Company continues to be actively involved with Protein Science, Inc. (Meriden, CT); the company that is producing Diamyd™ for Phase III clinical trials.

Our Phase II/III clinical trial with 160 Type 2-LADA (Latent Autoimmune Diabetes in Adults) patients is proceeding according to plan. Results from this clinical trial are predicted to publicly announced in June 2007. Additionally, Diamyd's first Phase II clinical trial of 47 Type 2 LADA diabetes patients is still being monitored to confirm the long-term action of Diamyd Medical's Diamyd™ therapeutic. In this trial, several different dosage amounts of Diamyd™ were tested. At the American Diabetes Association meeting in Washington in June 2006, Professor Carl-David Agardh from the University Hospital in Malmö presented positive results after monitoring those patients for two years

As reported in the Company's public presentation at the Stockholm Exchange in April 2006, we remain optimistic regarding the results of both ongoing Phase II clinical trials. If the results of the Type 1-clinical trial are positive, we strongly believe that the results from the LADA trial, presented in June 2007 will also be positive. If the results in August 2006 from the Type 1 diabetes study demonstrate insignificant efficacy, we still will remain positive regarding the efficacy of the LADA-trial results. Type 2-LADA-patients are at an earlier stage in their autoimmune disease process, and, therefore, have significantly more insulin-producing beta cells remaining than the Type 1-diabetes patients. Significantly, the Company's previous

clinical trial with Type 2-LADA patients disclosed positive results on diabetes treatment parameters. It is the Company's theory that similar results will be obtained in the on-going larger study in this particular Type 2-LADA patient population.

At the recent presentation of the Company at the Stockholm Stock Exchange, the Principal Investigator in the Type 1-Phase II clinical study, Dr. Johnny Ludvigsson stated that the trial enrolled quickly and the course of therapy was favorably accepted by patients, parents and doctors. Dr. Ludvigsson also noted that the treatment was easy to administer, and that there have been no drug-related serious adverse events (SAEs) in the trial to date. The Company notes that this preliminary information increases the likelyhood of a favourable safety profile of our therapeutic.

Diamyd, Inc., Pittsburgh, has several projects in the preclinical phase and focuses on diabetes complications, including potential gene therapies for neuropathic pain, a chronic pain caused by nerve damage that is common in diabetic patients. The lead gene therapy projects include delivery of GAD and enkephalin genes with our in-licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). Additionally, a novel therapy for glioblastoma is being developed. Thus, Diamyd Medical currently undertakes projects within the areas of diabetes, neurology and oncology. We anticipate that the enkephalin and cancer products will enter the clinic in 2007.

Finally it should be mentioned that the Company during the period has continued discussions with pharma and biotech companies with regard to in- and out-licensing of Diamyd™, GAD65 and various neuroprotective genes.

Anders Essen-Möller, CEO and President of Diamyd Medical.

SIGNIFICANT EVENTS – MARCH 1ST TO MAY 31ST

Ongoing clinical trial – Type 2-diabetes – Diamyd Medical's main clinical trial, the Phase II/III clinical trial encompassing 160 patients with Type 2 diabetes and antibodies against GAD (LADA patients), is proceeding according to plan. LADA is an autoimmune type of diabetes that leads to dependence of insulin. All patients have been treated with the "two-injection" treatment of 20µg Diamyd™.

The results of this Type 2-diabetes trial are planned to be publicly announced in June 2007.

Ongoing clinical trial – Type 1-diabetes –Diamyd Medical's Phase II clinical trial, encompassing 70 children with Type 1 diabetes, is proceeding according to plan. All patients have been treated with the "two-injection" treatment of 20µg Diamyd™.

Preliminary results of this trial are planned to be communicated to the market on August 25th 2006. A scientific presentation will follow at the European Association for the Study of Diabetes (EASD) meeting in Copenhagen, on the 14-17 September 2006.

Ongoing clinical trial, monitoring Type-2 diabetes - Diamyd Medical has performed a Phase II clinical trial encompassing 47 LADA-patients where different doses were tested. The results were positive. Presently, this clinical trial is further monitored to confirm the long-term efficacy of Diamyd Medical's drug Diamyd™. Improved levels of both C-peptide and HbA1c were demonstrated after a two years follow-up of the group that received 20µg Diamyd™.

The U.S. Level 1 ADR-program – Consistent with the Company's strategy to increase its presence in the U.S., a Level 1 ADR-program (American Depositary Receipt) was activated on April 20. The ADR enables shareholders in the U.S. to trade Diamyd Medical shares through their usual broker. The Diamyd Medical share is traded under the symbol "DMYDY".

EVENTS SUBSEQUENT TO CLOSE OF THE PERIOD

Trading in Warrants – The Diamyd Medical Warrant 1999/2006 TO 1 B program expires on 31st of August 2006. Application forms will be distributed before August 15th. Further information can be obtained on Diamyd's web site: www.diamyd.com.

Analyst Coverage – The Company is now covered by Kauphting, ABG Sundal Collier, Stockpicker and Khandaker Partners & Co.

Scientific Presentation – In June, Professor Carl-David Agardh reported continued positive results from the two-year follow-up of the phase II clinical trial in 47 LADA patients at the American Diabetes Association's (ADA) scientific session in Washington, D.C. The results demonstrated improved levels of both C-peptide and HbA1c in the 20 microgram dose group. These results have previously been reported by the Company.

MARKET & BUSINESS OVERVIEW

Diabetes

The International Diabetes Foundations estimates that the number of persons with diabetes worldwide is nearly 200 million and that this number will increase to 330 million by 2025. According to the United States National Institutes of Health, more than 20 million people in the United States suffered from diabetes in 2005. One to two million of these patients (5-10%) have Type 1-diabetes and it is estimated that up to an additional 10% (2 million patients) have Type 2-LADA. The Type 1-diabetes and the LADA patients represent the groups where Diamyd Medical believes that its Diamyd™ therapy may produce positive medical results.

The costs associated with diabetes in the western world are about 7% of total healthcare budgets, or more than US$100 billion in the United States alone.

Neuropathic pain

Approximately 1% of the population (2.5 million people) in the United States suffers from moderate to severe chronic pain associated with the death of nerves caused by diabetes neuropathy, post herpetic neuralgia, HIV/AIDS neuropathy, spinal cord injury, phantom limb pain and/or cancer pain. Diamyd Inc. in Pittsburgh, is developing gene therapy products that may become useful in treating a variety of these neuropathic pain indications. Recently, the interest in the neuropathic pain market by the pharmaceutical industry has grown dramatically. The U.S. neuropathic pain market, which was approximately $600 million in 2004, is expected to grow to $2 billion by 2009.

GAD and neurological diseases

GAD is not only a major autoantigen in autoimmune diabetes. GAD, which is also an enzyme, converts the excitatory amino acid glutamate to the inhibitory neurotransmittor GABA in the CNS. Several neurological and movement related disorders may be due to disturbances in the Glutamate-GABA balance. Therefore, GAD may come to play a major role as a component in future medications for treatment of such diseases.

Diamyd Medical will continue to pursue licensing strategies with third parties to develop the GAD65-gene for certain neurological diseases.

FINANCIAL PERFORMANCE

Sales – Sales during the nine month period amounted to 675 kSEK compared to 493 kSEK during the same period last year. Sales fluctuate from quarter to quarter and consist of Diamyd-related products such as GAD-protein to academic researchers.

Costs – Costs for the Group amounted to 24.9 M SEK (29.6 M SEK) during the nine month period.

Balance –The net balance for the Group for the nine-month period amounted to -22.7 M SEK (-25.3 M SEK).

Financial Position and Liquidity – The Group's liquid assets amounted to 69.8 M SEK as of 31st May 2006 (124.6 M SEK).

Investments – No important investments were made during the period March 1st to May 31st.

Change in Equity – As of 31st May 2006, the Company's equity amounted to 111.3 M SEK (126.5 M SEK), resulting in a solvency ratio of 93.7% (94.1 %).

Personnel – The Company had seven (six) employees as of 31st May 2006.

Parent Company – The Parent Company's net turnover amounted to 0 SEK as all sales are conducted in subsidiary companies. The balance before balancing of the books and tax amounted to -0.8 M SEK. The period's investments were 0 SEK.

Group's Income Statement (kSEK)		**9 months Sep-May 2005-2006**	**9 months Sep-May 2004-2005**	**3 months Mar-May 2005-2006**	**3 months Mar-May 2004-2005**	**12 months Sep-Aug 2004-2005**
Operating Income						
Net sales	note 1	675	493	80	151	883
Other income		-	-	0	0	48
Total income		**675**	**493**	**80**	**151**	**931**
Operating costs						
Raw materials and supplies		-389	-354	-6	-45	-775
Research and development		-11,487	-17,312	-3,735	-7,836	-24,676
Patents		-985	-1,177	-671	-354	-1,719
Personnel		-7,025	-6,659	-2,431	-2,276	-8,698
Other external costs		-4,237	-3,384	-2,061	-1,083	-4,052
Depreciation patents		-647	-570	-323	-190	-751
Depreciation equipment		-116	-116	-59	-39	-150
Total operating loss		**-24,886**	**-29,572**	**-9,286**	**-11,823**	**-40,821**
Operating loss		**-24,211**	**-29,079**	**-9,206**	**-11,672**	**-39,890**
Financial income and expense						
Dividend from associated company		-	-	-	-	152
Interest income		1,493	3,799	381	985	3,195
Interest expense		-19	-23	-19	-	-26
Total financial income and expense		**1,474**	**3,776**	**362**	**985**	**3,321**
Loss after financial income		**-22,737**	**-25,303**	**-8,844**	**-10,687**	**-36,569**
Taxes paid		-	-	-	-	-63
Net loss for the period	note 2	**-22,737**	**-25,303**	**-8,844**	**-10,687**	**-36,632**

Group's Balance Sheet (kSEK)

		May 31 2006	May 31 2005	Aug 31 2005
Assets				
Fixed assets				
Intangible assets	note 4	18,106	1,489	1,309
Tangible assets		111	252	220
Financial assets		800	800	800
Total fixed assets		**19,017**	**2,541**	**2,329**
Current assets				
Inventory		117	33	8
Current receivables				
Customer receivables		275	283	450
Other receivables		1,600	3,117	1,536
Prepaid tax		304	162	168
Prepaid expenses and accrued income		3,901	3,650	5,447
Total current receivables		**6,080**	**7,212**	**7,601**
Short-term investments		45,972	94,266	91,374
Cash and bank balances		23,857	30,342	24,161
Total liquid funds		**69,829**	**124,608**	**115,535**
Other financial assets	note 5	23,669	-	-
Total current assets		**99,695**	**131,853**	**123,144**
Total assets		**118,712**	**134,394**	**125,473**
Liabilities and shareholders' equity				
Shareholders' equity				
Capital stock		8,735	8,148	8,418
Not registered share capital		420	-	360
Share premium reserve		158,301	158,121	141,193
Loss carried forward		-33,416	-14,754	2,129
Loss for the period		-22,737	-25,303	-36,632
Total shareholders' equity	note 3	**111,303**	**126,482**	**115,468**
Long-term liabilities		-	768	-
Current liabilities				
Accounts payable		3,214	1,042	2,508
Other liabilities		1,662	726	1,745
Accrued expenses and deferred income		2,533	5,378	5,752
Total current liabilities		**7,409**	**7,146**	**10,005**
Total liabilities and shareholders' equity		**118,712**	**134,396**	**125,473**

Changes in Shareholders' Equity (kSEK)	9 months Sep-May 2005-2006	9 months Sep-May 2004-2005	3 months Mar-May 2005-2006	3 months Mar-May 2004-2005	12 months Sep-Aug 2004-2005
Shareholders' equity at the start of the period	115 468	151 598	121 842	137 169	151 598
Paid for not-registered share capital	-	-	-	-	-
Translation difference	300	187	147	-	2
New share issue	18 272	-	-	-	500
Earnings for the period	-22 738	-25 303	-10 687	-10 687	-36 632
Shareholders' equity at the end of the period	**111 302**	**126 482**	**111 302**	**126 482**	**115 468**

Cash Flow Analysis (the Group) (kSEK)	9 months Sep-May 2005-2006	9 months Sep-May 2004-2005	3 months Mar-May 2005-2006	3 months Mar-May 2004-2005	12 months Sep-Aug 2004-2005
Operations					
Operating loss	-24,211	-29,079	-9,206	11,672	-39,890
Interest received	1,493	3,799	381	985	3,321
Interest paid	-19	-23	-	-	-
Adjustments for items that are not part of the cash flow					
Depreciations	763	686	382	229	898
Other items that are not part of the cash flow					-
Taxes paid	-84	-81	-28	-33	-119
Cash flow from operations before changes in working capital	**-22,058**	**-24,698**	**-8,471**	**-10,491**	**-35,790**
Increase (-) decrease (+) inventory	-109	57	4	-	82
Increase (-) decrease (+) receivables	1,682	-3,973	-626	-2,079	-4,455
Increase (+) decrease (-) liabilities	-2,367	1,827	-1,608	-1,955	3,892
Cash flow from operations	**-22,852**	**-26,787**	**-10,701**	**-14,525**	**-36,271**
Investments					
Investments in tangible assets	-50	-20	-	-	-30
Investments in intangible assets	-	-	-	4	-
Cash flow from investments	**-50**	**-20**	**-**	**4**	**-30**
Financing					
New share issue	818	-	818	-	500
Investment in financial assets	-23,669	-	-	-	-
Cash flow from financing	**-22,851**	**-**	**818**	**-**	**500**
The period's cash flow	**-45,753**	**-26,807**	**-9,883**	**-14,521**	**-35,801**
Liquid funds at beginning of the period	115,535	151,338	79,690	139,168	151,338
Gains/Losses on consolidation	47	77	22	-39	-2
Liquid assets at the end of the period	**69,829**	**124,608**	**69,829**	**124,608**	**115,535**

Accounting Principles

As of September 1, 2005 Diamyd Medical began using IFRS for its group reporting. This means that Diamyd Medical in its group reporting from the first quarter 2005/2006 applies all IAS, IFRS, IFRIC and SIC regulations which are applicable.

Notes

Note 1 – Net Sales

No current sales of Diamyd™.

Note 2 – Operating costs

The business is making a loss. Deduction for losses in the Swedish company is valued at SEK 0 as a precaution.

Note 3 – Shareholders' Equity and Liabilities

No Company debts charges interest.

Note 4 – Acquisition of Nurel Therapeutics

The acquisition includes a license to a technology platform and preclinical projects related to GAD and gene therapy. The immaterial asset valued at SEK 17.5 million.

Note 5 – Investment in Protein Sciences

Diamyd Medical has invested 3 M USD in Protein Sciences (PSC) Series F Convertible Notes. The Note is subject to market rated interest with a premium. The Note can be converted to shares if PSC goes public. If the Notes are converted into shares Diamyd Medical's ownership in PSC will be less than 5%.

Key rations	**9 months**	**9 months**	**3 months**	**3 months**	**12 months**
	Sep-May	**Sep-May**	**Mar-May**	**Mar-May**	**Sep-Aug**
	2005-2006	**2004-2005**	**2005-2006**	**2004-2005**	**2004-2005**
Return on equity, %	-20.1	-18.2	-7.6	-8.1	-27.4
Return on capital employed, %	-20.0	-18.1	-7.6	-8.1	-27.3
Return on total assets, %	-18.6	-17.3	-7.1	-7.6	-25.8
Equity per share, SEK	12.7	15.0	12.7	15.0	13.7
Equity per share after dilution, SEK	13.1	15.0	12.6	14.8	13.7
Cash flow per share, SEK	-5.4	-3.2	-1.1	-1.7	-4.3
Equity ratio, %	93.8	94.1	93.8	94.1	92.0
No. of shares	8,735,216	8,418,043	8,735,216	8,418,043	8,418,043
No. of shares, average	8,425,091	8,418,043	8,735,216	8,418,043	8,410,787
No. of shares after dilution	8,497,149	8,438,809	8,823,165	8,534,142	8,442,800

Stockholm, July 28, 2006

The Board of Diamyd Medical AB (publ)

This report has not been reviewed by Diamyd Medical's auditors.

Financial Calendar

Year Financial Statement	October 26, 2006
Annual General Meeting	**December 11, 2006**

About Diamyd Medical

Diamyd Medical is a Life Science company focusing on development of pharmaceuticals for treatment of diabetes and its complications. The most advanced project is the GAD based therapeutic Diamyd™ for autoimmune diabetes. The candidate drug is currently in Phase II clinical trials encompassing both Type 1 and Type 2 diabetes.

Other important projects are the Nerve Targeted Drug Delivery System (NTDDS) gene therapy based drug development programs including the Enkephalin-NP2 and GAD-NG2 targeting chronic pain due to diabetes, cancer or spinal cord injury (preclinical phase).

Diamyd Medical has offices in Stockholm (Sweden) and Pittsburgh (USA) and is registered on the Stockholm Stock Exchange O-list (OMX: DIAM B) and in the USA (ADR Level 1: DMYDY) administered by Bank of New York. See also www.diamyd.com

For further information, please contact:

Anders Essen-Moller
President
Phone: +46 8 661 0026
E-mail: investor.relations@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or email: info@diamyd.com. VATno: SE556530-142001.